Exhibit 99.1

FOR IMMEDIATE RELEASE

Agrium and PotashCorp Announce Mailing of Letters of Transmittal and Election Forms to Registered Shareholders in Connection with Merger of Equals Transaction

Saskatoon, Saskatchewan and Calgary, Alberta, November 17, 2017 – Potash Corporation of Saskatchewan Inc. (PotashCorp) (TSX and NYSE: POT) and Agrium Inc. (Agrium) (TSX and NYSE: AGU) today announced the mailing of the letters of transmittal and election forms in connection with the proposed merger of equals transaction to their respective registered shareholders.

Each company’s letter of transmittal and election form outlines the necessary documentation and information required to be sent to the depositary for the transaction, AST Trust Company (Canada) (the “Depositary”), by a registered shareholder in order to receive the shares of the parent entity, Nutrien Ltd., to which they are entitled in exchange for their Agrium or PotashCorp common shares, as applicable, once the transaction is completed and, if eligible, to make an election in respect of their shares.

The letters of transmittal and election forms are for use by registered shareholders only. Beneficial shareholders that do not have their common shares of Agrium or PotashCorp registered in their name (rather, such shares are registered in the name of a broker or other intermediary) should contact their broker or other intermediary for instructions and assistance regarding receipt of any shares of Nutrien Ltd. to which they are entitled once the transaction is completed or, if eligible, to make an election in respect of their shares.

Agrium’s letter of transmittal and election form will be available on Agrium’s website at www.agrium.com, and PotashCorp’s letter of transmittal and election form will be available on PotashCorp’s website at www.potashcorp.com, and both letters of transmittal will be available on the merger website of Agrium and PotashCorp at www.worldclasscropinputsupplier.com. Copies of the applicable letter of transmittal and election form will also be available under Agrium’s and PotashCorp’s respective profiles on SEDAR at www.sedar.com and the Securities and Exchange Commission’s website at www.sec.gov. Additional copies of the letters of transmittal are also available by contacting Kingsdale Advisors at contactus@kingsdaleadvisors.com.

The letters of transmittal and election forms also provide eligible Canadian residents that are registered Agrium and PotashCorp shareholders with the ability to make an election to have the exchange of their Agrium or PotashCorp shares carried out in such a manner that may allow such shareholders to defer the realization of any accrued capital gain or a capital loss for Canadian federal income tax purposes (without the need to complete any tax election forms). See “Part I – The Arrangement—Certain Canadian Federal Income Tax Considerations” of the joint information circular of Agrium and PotashCorp dated October 3, 2016 for further information with respect to such election. As noted in the joint information circular, shareholders should consult their own tax advisors for advice in respect of the consequences to them of the transaction having regard to their particular circumstances.

Any letter of transmittal and election form deposited with the Depositary will be revocable up to the election deadline by written notice or by filing a later-dated letter of transmittal received by the Depositary prior to the election deadline. A letter of transmittal and election form may not be withdrawn by a shareholder after the election deadline. Agrium and PotashCorp will announce the election deadline in a press release disseminated through nationally recognized wire services in Canada and the United States at least six business days prior to such deadline.

As previously announced, Agrium and PotashCorp have obtained the necessary shareholder and court approvals required to meet certain conditions to the completion of the transaction, but completion of the transaction remains conditional on the satisfaction of the remaining regulatory and other customary conditions. Agrium and PotashCorp expect to close the transaction by the end of the fourth quarter of

2017. In the event that the transaction is not completed, any share certificates delivered to the Depositary will be returned.

About Agrium

Agrium Inc. is a major global producer and distributor of agricultural products, services and solutions. Agrium produces nitrogen, potash and phosphate fertilizers, with a combined wholesale nutrient capacity of close to 11 million tonnes and with significant competitive advantages across our product lines. We supply key products and services directly to growers, including crop nutrients, crop protection, seed, as well as agronomic and application services, thereby helping growers to meet the ever growing global demand for food and fiber. Agrium retail-distribution has an unmatched network of approximately 1,500 facilities and over 3,300 crop consultants who provide advice and products to our grower customers to help them increase their yields and returns on hundreds of different crops. With a focus on sustainability, the company strives to improve the communities in which it operates through safety, education, environmental improvement and new technologies such as the development of precision agriculture and controlled release nutrient products. Agrium is focused on driving operational excellence across our businesses, pursuing value-enhancing growth opportunities and returning capital to shareholders. For more information visit: www.agrium.com

About PotashCorp

PotashCorp is the world’s largest crop nutrient company and plays an integral role in global food production. The company produces the three essential nutrients required to help farmers grow healthier, more abundant crops. With global population rising and diets improving in developing countries, these nutrients offer a responsible and practical solution to meeting the long-term demand for food. PotashCorp is the largest producer, by capacity, of potash and one of the largest producers of nitrogen and phosphate. While agriculture is its primary market, the company also produces products for animal nutrition and industrial uses. Common shares of Potash Corporation of Saskatchewan Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange.

Forward-Looking Statements

Certain statements and other information included in this press release constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws. All statements in this press release, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to the completion of the proposed transaction, including timing thereof, and the anticipated tax treatment of the proposed transaction.

Forward-looking statements in this press release are based on certain key expectations and assumptions made by Agrium and PotashCorp, including expectations and assumptions concerning the time necessary to satisfy the conditions to the closing of the transaction. These dates may change for a number of reasons, including the need for additional time to satisfy the regulatory and other customary conditions to the completion of the transaction. Although Agrium and PotashCorp believe that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because Agrium and PotashCorp can give no assurance that they will prove to be correct.

Agrium and PotashCorp disclaim any intention or obligation to update or revise any forward-looking statements in this press release as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.

Additional Information and Where to Find It

Additional information about Agrium and PotashCorp can be found under their respective corporate profiles on SEDAR at www.sedar.com or on EDGAR at www.sec.gov, respective websites at www.agrium.com and www.potashcorp.com, or by contacting the contacts below.

Agrium Contacts

Investor/Media Relations:

Richard Downey

Vice President, Investor & Corporate Relations

(403) 225-7357

Todd Coakwell

Director, Investor Relations

(403) 225-7437

aginvest@agrium.com

PotashCorp Contacts

Investors:

Denita Stann

Senior Vice President, Investor and Public Relations

(306) 933-8521

IR@potashcorp.com

Media:

Randy Burton

Director, Public Relations and Communications

(306) 933-8849